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VIA EDGAR AND OVERNIGHT DELIVERY

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bandwidth Inc.
Registration Statement on Form S-1
Filed October 13, 2017
File No.: 333-220945

Dear Ms. Jacobs:

On behalf of our client, Bandwidth Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission to the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company submitted to the Commission on October 13, 2017 (the “Registration Statement”).

For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Joyce Sweeney, Kathleen Collins, Jeff Kauten and you.

The numbered paragraphs in italics below set forth the comments from the staff of the Commission (the “Staff”) together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

October 23, 2017

The Offering, page 8

1.	We note your response to prior comment 3. In your September 21, 2017 response to comment 30 you stated that the Pre-IPO Reorganization is expected to be approved by the existing preferred shareholders. Please describe the nature of what the preferred shareholders will be approving. Tell us if the preferred shareholders will also be agreeing to subsequently convert their shares to new Class A common stock as part of the IPO-related Reorganization. If not, please explain how you will determine which “sufficient number of holders” of Class B common stock will convert to Class A common stock. Lastly, please revise to clarify that all conversions will be on a one-for-one basis.

Response:

The Company notes the Staff’s comment and advises the Staff that in connection with the Pre-IPO Reorganization, the holder of the Company’s Series A preferred stock approved an amendment to the Amended and Restated Certification of Incorporation of the Company to increase the total number of shares of all classes of common stock of the Company to allow for a 2.50-for-1 stock split that was filed and became effective on October 23, 2017 (the “common stock split”). The Company’s Board of Directors, the holders of a majority of the Company’s Old Class A common stock outstanding prior to the Pre-IPO Reorganization, and the holders of all of the Company’s Old Class B common stock outstanding prior to the Pre-IPO Reorganization also approved the aforementioned amendment to the Amended and Restated Certification of Incorporation of the Company.

Prior to the commencement of the offering, the holder of the Company’s Series A preferred stock will also approve the resolutions to amend and restate the Company’s current amended and restated certificate of incorporation (as amended to date) (the “Second Amended and Restated Certificate of Incorporation”), which will be filed with the Secretary of State for the State of Delaware and become effective immediately prior to the pricing of the offering.

Following the aforementioned approval of the common stock split and prior to the effectiveness of our Second Amended and Restated Certificate of Incorporation and the pricing of the offering, each share of Series A preferred stock issued and outstanding will convert into 2.50 shares of Old Class A common stock. Following such conversion, such shares of Old Class A common stock will convert on a one-for-one basis into 1,775,000 shares of Class B common stock upon effectiveness of the Second Amended and Restated Certificate of Incorporation. The Company’s Board of Directors, the holders of a majority of the Company’s Old Class A common stock outstanding prior to the Pre-IPO Reorganization, and the holders of a majority of the Company’s Old Class B common stock outstanding prior to the Pre-IPO Reorganization will also approve the Second Amended and Restated Certificate of Incorporation prior to the commencement of the offering.

The Second Amended and Restated Certificate of Incorporation will allow for three class of shares: 100,000,000 shares of par value $0.001 per share one vote per share Class A common stock, 20,000,000 shares of par value $0.001 per share ten vote per share Class

October 23, 2017

B common stock and 10,000,000 shares of par value $0.001 per share preferred stock. No preferred stock will be issued and outstanding pursuant the Second Amended and Restated Certificate of Incorporation at the time of the closing of the offering.

The holder of Series A preferred stock (who will own Class B common stock after the effectiveness of the Second Amended and Restated Certificate of Incorporation as described above), has not agreed to convert the Class B common stock into Class A common stock. However, it is the Company’s understanding that on or before the expiration of the 180-day underwriter lock-up, the shares of Class B common stock held by the current holder of the Series A preferred stock will be distributed to its limited partners. The aforementioned transfer will automatically convert the Class B common stock to Class A common stock pursuant to the Second Amended and Restated Certificate of Incorporation. The other holders of Class B common stock are not required to convert their shares of Class B common stock to shares of Class A common stock, and therefore, the Company cannot say with certainty that a sufficient number of shares of Class B common stock will convert into Class A common stock. If a sufficient number do not convert, the Company will not become a controlled company under the corporate governance rules for Nasdaq-listed companies. The Company has revised the disclosure (i) on pages 10, 48 and 49 of Amendment No. 1 relating to its belief that a sufficient number of shares of Class B common stock will be converted into Class A common stock and (ii) on page 45 of Amendment No. 1 relating to the potential consequences if this does not occur.

With respect to the Staff’s comment regarding the conversion rate for Class B common stock to Class A common stock, the Company has revised the disclosure on pages 10 and 48 of Amendment No. 1 to clarify that all conversions will be on a one-for-one basis.

2.	Please add a separate section elsewhere in the prospectus that includes a discussion of the material terms of the Pre-IPO and IPO-Related Reorganizations and provide a cross-reference to that section. Tell us the names and percentage of ownership of the parties who will be agreeing to these reorganizations and tell us which parties will retain Series B preferred stock following the IPO-Related Reorganization.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 48 and 49 of Amendment No. 1 to add a section discussing the Pre-IPO and IPO-Related Reorganization and provided cross-references to that section, where appropriate. In addition, the Company advises the Staff that the tables below present the names and percentages of ownership of each party that is agreeing to the Pre-IPO Reorganization (based on the beneficial ownership prior to the completion of the offering).

October 23, 2017

Pre-IPO Reorganization Approvals:

Old Class A common stock shareholder	Shares of Old Class A common stock owned before Pre-IPO Reorganization*	Percentage ownership of all outstanding common stock (as converted to common stock basis)
Henry R. Kaestner	954,105	17.51%
David A. Morken	422,854	7.76%
Old Baldy I Irrevocable Trust	76,247	1.40%
Old Baldy II Irrevocable Trust	76,248	1.40%
Old Baldy III Irrevocable Trust	76,247	1.40%
The 2007 Michael Owen Morken Irrevocable Trust	73,497	1.35%
The 2007 Grace Elaine Morken Irrevocable Trust	73,887	1.36%
The 2007 Helen Christine Morken Irrevocable Trust	74,957	1.38%
The 2007 Daniel James Morken Irrevocable Trust	74,667	1.37%
The 2007 Inga Marie Morken Irrevocable Trust	74,666	1.37%
The 2007 Benjamin Scott Morken Irrevocable Trust	74,666	1.37%
The 2015 Chrishelle Dawn Morken Irrevocable GST Trust	100,000	1.84%
David Morken 2014 Charitable Remainder Unitrust	80,000	1.47%
2014 David Morken Irrevocable GST Trust	50,000	0.92%
Carmichael Investment Partners, LLC	1,939	0.04%
Carmichael Investment Partners II, LLC	71,429	1.31%
Carmichael Investment Partners III, LLC	49,257	0.90%

*	Number of shares approving the Pre-IPO Reorganization occurred prior to the common stock split, and accordingly, the share numbers presented in this table have not been adjusted for the common stock split.

October 23, 2017

Old Class B common stock shareholder	Shares of Old Class B common stock owned before Pre-IPO Reorganization*	Percentage ownership of all outstanding common stock (as converted to common stock basis)
Kevin Breault	4,000	0.07%
Brian Dally	1,624	0.03%
Joel Dodson	1,000	0.02%
Ken Grelck	6,500	0.12%
Louis Karahalios	412	0.01%
Jason Shugart	400	0.01%

*	Number of shares approving the Pre-IPO Reorganization occurred prior to the common stock split, and accordingly, the share numbers presented in this table have not been adjusted for the common stock split.

Series A preferred stock shareholder	Shares of Series A preferred stock owned before Pre-IPO Reorganization*	Percentage ownership of all outstanding common stock (as converted to common stock basis)
Carmichael Investment Partners, LLC	710,000	13.03%

*	Number of shares approving the Pre-IPO Reorganization occurred prior to the common stock split, and accordingly, the share numbers presented in this table have not been adjusted for the common stock split.

IPO-Related Reorganization Approvals:

Following the Pre-IPO Reorganization, the conversion of the Series A preferred stock into 1,775,000 shares of Old Class A common stock as described in comment response number 1, and the effectiveness of the Second Amended and Restated Certificate of Incorporation, all of the Company’s outstanding shares will be either Class A common stock or Class B common stock. Holders of Class B common stock may voluntarily convert their Class B common stock into Class A common stock pursuant to the Second Amended and Restated Certificate of Incorporation. Future transfers by holders of Class B common stock also will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes.

The Company currently is awaiting regulatory approval for an expected change of control whereby Mr. Morken will control more than 50% of the voting power of the Company’s capital stock. The Company anticipates that the change of control will occur as holders of Class B common stock either voluntarily convert their Class B common stock into Class A common stock or initiate transfers that will result in those shares converting to Class A common stock as described above. To date, we have received regulatory approval from the FCC and expect to receive regulatory approvals from various state public utility commissions on or prior to January 31, 2018. Upon receipt of those approvals, the Company expects that a sufficient number of shares of the Company’s Class B common stock will be converted into Class A common stock to cause Mr. Morken to control more than 50% of the voting power of the Company’s capital stock. However, holders of Class B

October 23, 2017

common stock are not required to convert their shares of Class B common stock to shares of Class A common stock and therefore, there can be no assurance that a sufficient number of shares of Class B common stock will convert into Class A common stock.

Consequently, other than as a result of approving the Second Amended and Restated Certificate of Incorporation, there will be no separate formal approval of the IPO-Related Reorganization by the holders of the Old Class A common stock, the Old Class B common stock, and/or the Series A preferred stock prior to the offering or the holders of the Class A common stock and/or the Class B common stock following the offering. The IPO-Related Reorganization only occurs due to the anticipated action of the holders of the Class B common stock (excluding David A. Morken and trusts controlled by David A. Morken).

Key Performance Indicators, page 14

3.	Your measure of adjusted net income includes an adjustment to exclude the loss from discontinued operations. This measure appears to use an individually tailored measurement method substituted for one in GAAP. Please revise to exclude this adjustment or advise. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 15-17, 66 and 87 of Amendment No. 1.

4.	In addition, it appears that aside from the adjustment related to loss from discontinued operations, you have not provided for the income tax effects. Please revise to separately present the income tax effect of your non-GAAP adjustments and explain how it was calculated. Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 15-17, 66 and 87 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 61

5.

In your September 21, 2017 response to comment 14 you stated that relying on usage metrics could be misleading due to period-to-period variances in usage, such as seasonality, that obscured broader trends of the business. However, in your current

October 23, 2017

response to prior comment 7 you state that such metrics are not materially impacted by seasonality when discussing comparable periods across multiple years. As the majority of your CPaaS revenues are based on usage (e.g., minutes, messages, phone numbers, 911-enabled phone numbers), please explain further why you believe comparative information for the periods presented related to actual usage would not provide meaningful information about usage and therefore revenue growth. Specifically address why you believe the disclosure related to active CPaaS customer accounts and dollar-based net retention rate are the best metrics for understanding the drivers of usage growth of your services when the impact of new organization customers is not reflected in the dollar-based net retention rate and such measure is impacted by both changes in usage and pricing.

Response:

The Company notes the Staff’s comment and advises the Staff that with respect to seasonality, the Company experiences lower usage during the fourth quarter of each calendar year due to there being fewer business days in that quarter. Decreased usage due to the aforementioned reason in the fourth quarter of each calendar year is consistent from year-to-year, and is not otherwise present when comparing the other three quarters to the equivalent period in the prior year. The Company has revised the disclosure on page 64 of Amendment No. 1 to clarify the impact of seasonality.

In addition, the Company’s Chief Operating Decision Maker assesses performance primarily based on revenue and gross profit rather than usage metrics when reviewing the Company’s operating performance or making business decisions. The intent of including usage numbers (e.g., minutes, messages, phone numbers, and 911-enabled phone numbers) in the Registration Statement was only to delineate the size and scale of the Company’s platform rather than imply such measures are actively tracked and utilized by management for decision making.

The Company’s dollar-based net retention rate provides a measure of our existing customer growth, but implicitly used to derive new customer growth. In 2016, our CPaaS revenue grew by 15% (115%) and our dollar-based net retention rate for the same period was 111%, the difference between our total growth (115%) and our existing customer growth (111%) is the amount of revenue growth attributable to new customers (4%). Furthermore, increases in the Company’s active CPaaS customer accounts metric represents the addition of new customers, net of any customers lost during the period. To the extent the Company no longer services a particular customer, the impact of that would be reflected by a decrease in our dollar-based net retention rate.

Liquidity and Capital Resources, page 73

6.	In response to prior comment 12 you state that you anticipate the frequency and magnitude of disputes will be far less in the future. Please explain the extent to which you expect the “bill-and-keep” system of zero charges to impact gross CABS billings and revenues going forward. Also, tell us what impact this may have on your outstanding disputed receivables.

October 23, 2017

Response:

The Company notes the Staff’s comment and advises the Staff that in November 2011, the FCC released its Universal Service Fund/Intercarrier Compensation Transformation Order and Further Notice of Proposed Rulemaking (the “USF/ICC Transformation Order”). Along with addressing other matters, the USF/ICC Transformation Order established a prospective intercarrier compensation framework for terminating switched access and VoIP traffic. Under the USF/ICC Transformation Order and subsequent related FCC orders, most terminating switched access charges and all reciprocal compensation charges were capped at November 2011 levels, and have been reduced, as relevant to the Company generally over a six-year transition period that began July 1, 2012. Under the USF/ICC Transformation Order and subsequent related FCC orders, most terminating switched access charges and reciprocal compensation charges were reduced to zero beginning July 1, 2017. Beginning July 1, 2018, all reciprocal compensation charges and the remaining terminating switched access charges will be reduced to zero. The FCC refers to this system of zero charges as “bill-and-keep.”

The Company does not expect the “bill-and-keep” system of zero charges to materially impact CABS billings and revenues going forward since terminating end office switched access charges and reciprocal compensation charges have been systematically reduced according to the FCC planned step-down schedule beginning July 1, 2012, and were reduced to zero beginning July 1, 2017.

The Company does not expect the “bill and keep” system to have an impact on the Company’s outstanding disputed receivables because such receivables were generated in the past in accordance with the FCC’s regulations for the respective applicable periods.

7.	In your revised disclosure on page 75 you state that at the time a conclusion is reached on the outstanding and disputed billings you will recognize revenue. As you disclose that the disputed billings are fully reserved for and the allowance represents amounts deemed not probable of collection, please revise your disclosure to avoid implying that it is certain you will collect disputed billings and recognize revenues in a future period.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 78 of Amendment No. 1.

October 23, 2017

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Commitments and Contingencies

Legal Matters, page F-34

8.	Your revised disclosure in response to comment 32 in your September 2, 2017 letter states that you cannot estimate reasonably probable losses or a range of reasonably probable losses. Your disclosure does not address reasonably possible losses in excess of amounts accrued, if any. Please revise to disclose an estimate of the reasonably possible losses or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b).

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-34 and F-35 to state that the Company cannot estimate reasonably possible losses in excess of amounts accrued, if any, or range of loss and a statement that such an estimate cannot be made.

The Company advises the Staff that in considering the Company’s disclosure obligations under FASB ASC 450-20-50-4(b), the Company analyzed each potentially material contingent liability, taking into account, as appropriate, the procedural status of the matter, any recent rulings or determinations by courts or other governmental authorities, advice of experts and counsel, any settlement discussions and other developments that may impact the analysis. The Company evaluates new developments and information and reevaluates its loss contingency disclosures to ensure that they reflect the current information known to the Company. For each of the Company’s contingent-related matters, the Company determines whether a loss is both probable and reasonably estimable. If both conditions are met, then the amount of the loss that is deemed probable is accrued as a liability. The Company understands that ASC 450-20-50-4(b) may require disclosure of an estimate or range of “reasonably possible” loss over and above any accrued amount. The Company further understands that the intent of this disclosure requirement is to give users of the Company’s financial statements information about matters where the Company is exposed to “possible” losses beyond those deemed “probable.”

In the Company’s experience, legal proceedings, investigations and other such matters, are inherently unpredictable, and various factors can exacerbate this inherent unpredictability. Each matter presents its own unique circumstances, and prior outcomes do not necessarily provide a reliable basis on which to predict the result or range of results, in a particular matter. Variables that may affect the outcome of, and possible loss from, a particular matter include, among other things, (i) the facts on which the contingency is

October 23, 2017

based, (ii) the number of parties involved and the parties’ respective strategies, (iii) the available legal defenses, (iv) the damages sought, (v) the court or other governmental authority in which the matter is pending or which is involved with the matter, (vi) the stage of any relevant proceedings or investigations, (vii) procedural and substantive rulings, (viii) precedents and (ix) the evidence and the amount of discovery performed. In such cases, the Company cannot provide a meaningful estimate of the possible losses or range of loss, including any possible losses in addition to amounts, if any, already accrued.

The Company determined that it cannot estimate reasonably possible losses in connection with either (i) the lawsuits and Civil Investigative Demand arising from allegations of the Company’s failure to bill, collect, and remit certain 911 taxes and surcharges (the “911 Tax Lawsuits”) or (ii) the counterclaims against the Company by MCI Communications Services, Inc. d/b/a/ Verizon Business and Verizon Select Services, Inc. (the “Verizon Counterclaim”). The Company also determined that the Company cannot estimate reasonably possible losses in excess of amounts accrued, if any, or a range of loss in connection with either the 911 Tax Lawsuits or the Verizon Counterclaim.

With respect to the 911 Tax Lawsuits, the assessments of whether a loss is reasonably possible involve a series of complex judgments about future events. The Company is unable to estimate a loss or range of loss based on the following factors, among others: (i) the lawsuits involve novel and unsettled legal theories; (ii) the proceedings are in the early stages; (iii) the damages sought from the Company in these multi-defendant matters are indeterminate and/or inconsistent with the applicable tax laws; and (iv) the lawsuits are based on a wide variety of state and local statutes and varying theories of liability. Accordingly, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including a possible eventual loss, fine, penalty or business impact, if any. The Company therefore cannot estimate reasonably possible losses in excess of amounts accrued, if any, or a range of loss in connection with the 911 Tax Lawsuits.

As stated on page F-40 of Amendment No. 1, on September 19, 2017 Verizon filed a motion to permit Verizon to assert new counterclaims against the Company. Verizon’s motion has not been ruled upon and, in the absence of any pending claims against the Company, the Company therefore cannot estimate reasonably possible losses in excess of amounts accrued, if any, or a range of loss in connection with the Verizon Counterclaim.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.

We note that you increased the number of Old Class B option grants and significantly increased the disclosed upper range of exercise prices. Please tell us whether there were option grants subsequent to June 30, 2017 and if so, the valuation of the underlying common stock at the time of grant. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to

October 23, 2017

these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. In addition, include a discussion of any significant share-based awards granted after the balance sheet date and the expected impact on future financial statements in your subsequent event footnote. Refer to ASC 855-10-50-2(b).

Response:

The Company notes the Staff’s comment and advises the Staff that subsequent to June 30, 2017, the Company has granted options to purchase shares of Old Class B common stock as follows:

	As of Grant (prior to 2.50:1 stock split)	As Adjusted (following 2.50:1 stock split)
Shares	34,250	85,625
Exercise Price	$46.00	$18.40

The Company assessed its value as of June 30, 2017, with the aid of an independent valuation specialist. The independent valuation specialist determined that the fair value of the Old Class B common stock as of June 30, 2017 was $46.00 per share ($18.40 as adjusted for the 2.50:1 stock split). In addition to the determination of the independent valuation specialist, the Company’s Board of Directors reviewed and assessed the following as of the date of the grant of options to purchase shares of Old Class B common stock: (i) the assets and liabilities of the Company; (ii) the income (loss) from the Company’s operations; (iii) the growth of the Company’s revenues and income; (iv) the valuation of other comparable businesses; and (v) recent sales of the Company’s Old Class A common stock and the rights, privileges and preferences of the Company’s Series A preferred stock. The Company’s Board of Directors determined that the value of the underlying Old Class B common stock at the time of grant was $46.00 per share ($18.40 as adjusted for the 2.50:1 stock split).

Prior to the June 30, 2017 assessment, the Company had most recently previously assessed its value with the aid of an independent valuation specialist as of November 30, 2016. The valuation performed by the independent valuation expert as of November 30, 2016, valued the Old Class B common stock at $23.99 per share ($9.596 as adjusted for the 2.50:1 stock split).

Since November 30, 2016, the Company’s Board of Directors and management were conscious of the post-IPO trajectory of Twilio, a competitor communications company. After an initial rise in share price following its June 2016 IPO, Twilio’s stock had dropped to less than half of that value by the fall of 2016. In May 2017, Twilio shares declined by 30%. There also were no significant changes in the Company’s assets and

October 23, 2017

liabilities, business, operations or products that had occurred since November 30, 2016. The Company had no reason to believe that its valuation had significantly changed from the November 30, 2016 valuation. Consequently, the Company’s Board of Directors utilized the November 30, 2016 valuation to set the fair value of stock options granted between January 31, 2017 and May 22, 2017.

There were no stock options granted between May 23, 2017 and July 14, 2017.

On July 14, 2017, the Company’s Board of Directors ratified and approved the Company’s pursuit of an initial public offering. The Company’s Board of Directors and management also continued to monitor the Twilio stock performance as the Company continued to assess its own IPO prospects. For example, as of June 30, 2017, the Twilio stock price had rebounded approximately 25% since its low closing price of $23.17 on May 9, 2017.

Consequently, when the Company granted options subsequent to June 30, 2017, the Company’s Board of Directors concluded that the June 30, 2017 valuation by the independent valuation specialist accurately reflected a then-recent increase in value of the Old Class B common stock attributable to both company-specific and market-based developments, including the Company’s own potential IPO.

The Company also advises the Staff that, on October 19, 2017, the Company granted to Carmichael Investment Partners, LLC (“Carmichael”), James A. Bowen and Susan Bowen warrants to purchase an aggregate of 4,531 shares of Old Class A common stock for an exercise price of $6.572. As described in the Registration Statement under the caption “Certain Relationships and Related Party Transactions,” the Company is a party to a letter agreement, dated as of November 23, 2016, by and among Carmichael, James A. Bowen, and Susan Bowen that gives each of Carmichael, Mr. Bowen, and Ms. Bowen the right to purchase a number of shares equal to his, her or its pro rata portion of any shares issued by the Company upon the exercise of certain options previously granted to the Company’s employees, directors, officers and consultants. The applicable pro rata portion is determined as of the date of exercise of any applicable option and equals the percentage of the Company’s outstanding capital stock owned by Carmichael, Mr. Bowen or Ms. Bowen. The number of shares issuable, as well as the exercise price of, the warrants issued to Carmichael, Mr. Bowen and Ms. Bowen were calculated by reference to the number of shares issued upon exercise of the options to which the rights of Carmichael, Mr. Bowen and Ms. Bowen applied, as well as the exercise price of such options. The warrants expire on January 19, 2018, 90 days after the issuance of the warrants, which is consistent with the terms of the aforementioned letter agreement.

In addition, the Company advises the Staff that the Company has not made any significant share-based award grants after the balance sheet date, and accordingly, has not included a discussion of the future impact of such grants in the subsequent events footnote.

October 23, 2017

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1311 or my colleague, Shagufa Hossain, at (202) 637-2323 with any questions or further comments you may have regarding this submission or if you wish to discuss any of the Company’s responses.

Sincerely,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

Enclosures

cc:

David A. Morken, Bandwidth Inc.

John C. Murdock, Bandwidth Inc.

Jeff Hoffman, Bandwidth Inc.

W. Christopher Matton, Bandwidth Inc.

John Chory, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP